

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2021

Romil Bahl
Chief Executive Officer
KORE Group Holdings, Inc.
3700 Mansell Road, Suite 300
Alpharetta, GA 30022

Re: KORE Group Holdings, Inc.
Registration Statement on Form S-1
Filed October 15, 2021
File No. 333-260288

Dear Mr. Bahl:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jennifer L. Lee, Esq.